Exhibit 99.1

The management of Siyata Mobile Inc. is responsible for the preparation of the accompanying unaudited condensed interim consolidated financial statements. The unaudited condensed interim consolidated financial statements have been prepared using accounting policies in compliance with International Financial Reporting Standards (“IFRS”) for the preparation of consolidated interim financial statements and are in accordance with International Accounting Standards (“IAS”) 34 – Interim Financial Reporting.

Barzily and Co., CPA, the independent registered public accounting firm for Siyata Mobile Inc., has reviewed these consolidated interim financial statements in accordance with the standards established by the Public Company Accounting Oversight Board for a review of interim financial statements by an entity’s auditor.

Siyata Mobile Inc.

Unaudited Condensed Interim Consolidated Statements of Financial Position

(Expressed in US dollars)

	USD	USD
	June 30, 2025	December 31, 2024
Assets
Current
Cash	6,483,881	181,730
Trade and Other Receivables	689,585	1,404,180
Prepaid Expenses	665,716	119,802
Inventory	1,510,945	3,942,896
Advance to Suppliers	889,513	33,672
	10,239,640	5,682,280
Long Term Receivable	197,683	181,584
Right of Use Assets	436,424	582,485
Equipment	145,231	157,820
Intangible Assets	9,051,852	8,285,036
Total Assets	20,070,830	14,889,205

Liabilities and Shareholders’ Equity
Current
Loans from Financial Institutions	218,873	2,077,290
Sales of Future Receipts	273,283	1,688,435
Accounts Payable and Accrued Liabilities	1,989,004	5,497,957
Short Term Lease Liability	293,611	296,366
Warrant and Preferred Share Liabilities	252,236	1,069,513
	3,027,007	10,629,561
Long Term Lease Liability	211,474	338,373
	211,474	338,373
Total Liabilities	3,238,481	10,967,934
Shareholders’ Equity
Share Capital	129,115,693	104,916,071
Subscription Receivables	(3,691,280)	-
Reserves	14,927,501	14,927,501
Accumulated Other Comprehensive Loss	98,870	98,870
Deficit	(123,618,435)	(116,021,171)
	16,832,349	3,921,271
Total Liabilities and Shareholders’ Equity	20,070,830	14,889,205

Nature of operations and going concern (Note 1)
Subsequent events (Note 15)

Approved on August 14, 2025 on behalf of the Board:

“Lourdes Felix”	“Marc Seelenfreund”
Lourdes Felix - Director	Marc Seelenfreund - Director

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

2

Siyata Mobile Inc.

Unaudited Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

(Expressed in US dollars)

For the three and six months ended June 30, 2025 and 2024

	Three Months Ended		Six Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024

Revenue	$2,034,779	$1,890,968	$4,503,110	$4,248,847
Cost Of Sales	(1,737,451)	(1,694,154)	(3,675,546)	(3,188,616)
Gross Profit	297,328	196,814	827,564	1,060,231
	14.6%	10.4%	18.4%	25.0%
Expenses
Amortization and Depreciation	416,822	433,129	831,802	837,787
Development Expenses	165,000	-	331,600	35,000
Selling and Marketing	1,099,592	954,388	2,238,228	2,102,406
Equity Promotion and Marketing	455,500	2,000,000	938,750	2,150,000
General and Administrative	1,369,049	1,033,301	2,640,496	2,071,853
Bad Debts	59,308	-	68,499	18,858
Inventory Impairment	-	-	37,200	-
Share-Based Payments	-	83,762	-	200,886
Total Operating Expenses	3,565,271	4,504,580	7,086,575	7,416,790

Net Operating Loss	(3,267,943)	(4,307,766)	(6,259,011)	(6,356,559)

Other Expenses
Finance Expense	646,242	942,283	1,763,864	1,722,039
Foreign Exchange	148,011	(1,706)	95,880	(10,651)
Change in Reserve For Claims	(254,000)	-	(484,609)	-
Loss on Issuance	-	6,129,282	-	6,129,282
Loss on Extinguishment of Financial Liability	-	601,163	-	601,163
Gain on Settlement of Derivative	-	-	(36,882)	-
Change In Fair Value of Warrant Liability	-	(31,986)	-	(54,570)
Transaction Costs	-	977,318	-	977,318
Total Other Expenses	540,253	8,616,354	1,338,253	9,364,581
Net Loss and Comprehensive Loss for The Period	(3,808,196)	(12,924,120)	(7,597,264)	(15,721,140)

Weighted average shares	6,140,017	10,892	3,876,110	7,031
Basic and diluted loss per share	(0.62)	(1,186.55)	(1.96)	(2,236.07)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

3

Siyata Mobile Inc.

Unaudited Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity

(Expressed in US dollars)

For the six months ending June 30, 2025 and June 30, 2024

	Share Capital- Number of Shares	Share Capital Amount	Reserves	Accumulated Other Comprehensive Income (loss)	Subscription Receivables	Deficit	Total Shareholders’ Equity
Balance, December 31, 2023	3,169	$85,714,727	$14,644,20	$98,870	-	$(90,750,457)	$9,707,340
Shares issued on capital raise	4,111	253,840	-	-	-	-	253,840
Shares issued to supplier	79	34,286	-	-	-	-	34,286
Share based payments	-	-	200,886	-	-	-	200,886
Pre-funded warrants exercised	16,855	6,562,874	-	-	-	-	6,562,874
Net Loss	-	-	-	-	-	(15,721,140)	(15,721,140)
Balance, June 30, 2024	24,215	92,565,727	14,845,086	98,870	-	(106,471,597)	1,038,086

Balance, December 31, 2024	787,733	$104,916,071	$14,927,501	$98,870	-	$(116,021,171)	$3,921,271
Shares Issued Under the Equity Line of Credit	10,467,140	22,993,267	-	-	(3,691,280)	-	19,301,987
Redemption of preferred shares	811,743	1,206,355	-	-	-	-	1,206,355
Net Loss	-	-	-	-	-	(7,597,264)	(7,597,264)
Balance, June 30, 2025	12,066,616	$129,115,693	$14,927,501	$98,870	$(3,691,280)	$(123,618,435)	$16,832,349

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

4

Siyata Mobile Inc.

Unaudited Condensed Interim Consolidated Statements of Cash Flows

(Expressed in US dollars)

For the six months ended June 30

	2025	2024
Operating activities
Net loss for the year	(7,597,264)	(15,721,140)
Adjustments
Amortization and depreciation	831,802	837,787
Bad debt expense	68,499	18,858
Interest expense - Equity Line of Credit	635,294	-
Change in reserve for claims	(484,609)	-
Interest expense, net of repayments	14,052	14,000
Impairment of inventory	37,200	-
Gain on settlement of derivative	(36,882)	-
Fair value changes on derivatives	-	6,675,875
Foreign exchange	(13,500)	6,580
Share based payments	-	200,886
Shares issued to supplier	-	34,286
Transaction costs	-	977,318
Net change in non-cash working capital	(1,385,252)	(519,751)
Net cash used in operating activities	(7,930,660)	7,475,301)

Investing activities
Investment in securities	-	(1,000,000)
Intangible asset additions	(1,414,793)	(576,423)
Equipment additions	(3,428)	-
Net cash used in investing activities	(1,418,221)	(1,576,423)

Financing activities
Lease payments	(168,052)	(170,637)
Loans from financial institutions (repayment)	(1,858,417)	529,770
Shares issued under the Equity Line of Credit	19,301,987	-
Proceeds from exercise of prefunded warrants	-	31,960
Issuance of warrants and preferred shares, net of redemptions	-	10,707,928
Transaction costs	-	(977,318)
Redemption of Class C shares	(209,334)	-
Sale of future receipts (repayments)	(1,415,152)	684,476
Net cash from financing activities	15,651,032	10,806,179

Effect of foreign exchange on cash	-	-
Change in cash and restricted cash for the period	6,302,151	1,754,455
Cash and restricted cash, beginning of the period	181,730	898,771

Cash and restricted cash, end of period	6,483,881	2,653,226

Interest paid	1,763,864	1,722,039
Taxes paid	-	-

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

5

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at June 30, 2025 and December 31, 2024 and for the six months ended June 30, 2025 and 2024

1.	NATURE OF OPERATIONS AND GOING CONCERN

Siyata Mobile Inc. (“Siyata” or the “Company”) was incorporated under the Business Corporations Act, British Columbia on October 15, 1986. The Company’s shares are listed on NASDAQ under the symbol SYTA and warrants issued on September 29, 2020, are traded under the symbol SYTAW. The Company’s principal activity is the sale of vehicle-mounted, cellular-based communications platforms over advanced mobile networks and cellular booster systems. The registered and records office is located at 7404 King George Boulevard, Suite 200, Surrey, British Columbia V3W-1N6.

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) IAS 34 Interim Financial Reporting, with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than a process of forced liquidation. These unaudited condensed interim consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company incurred a net loss of $7,597,264 during the six month period ended June 30, 2025 (six month period ended June 30, 2024 - net loss of $15,721,140), and, as of that date, the Company’s total deficit was $123,618,435 (December 31, 2024 - $116,021,171). The Company’s continuation as a going concern is dependent upon the success of the Company’s sale of inventory, the existing cash flows, and the ability of the Company to obtain additional debt or equity financing, all of which are uncertain. These material uncertainties raise substantial doubt on the Company’s ability to continue as a going concern.

War in Israel

On October 7, 2023 a war broke out in Israel and many reservists were called up to the Israeli army.

Several of our employees are or may be subject to military service in the IDF and have been and may be called to serve. It is possible that there will be further military reserve duty call-ups in the future, which may affect our business due to a shortage of skilled labor and loss of institutional knowledge, and necessary mitigation measures we may take to respond to a decrease in labor availability, such as overtime and third-party outsourcing, for example, which may have unintended negative effects and adversely impact our results of operations, liquidity or cash flows.

There have been travel advisories imposed as related to travel to Israel, and restriction on travel, or delays and disruptions as related to imports and exports may be imposed in the future. Additionally, members of our management and employees are located and reside in Israel. Shelter-in-place and work-from-home measures, government-imposed restrictions on movement and travel and other precautions taken to address the ongoing conflict may temporarily disrupt our management and employees’ ability to effectively perform their daily tasks.

The conflict situation in Israel could cause disruptions in our supply chain and international trade, including the import of inputs and the export of our products, The conflict situation in Israel could also result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

It is currently not possible to predict the duration or severity of the ongoing conflict in the Middle East or its effects on our business, operations and financial conditions. The ongoing conflict is rapidly evolving and developing, and could disrupt our business and operations, interrupt our sources and availability of supply and hamper our ability to raise additional funds or sell our securities, among others.

6

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at June 30, 2025 and December 31, 2024 and for the six months ended June 30, 2025 and 2024

2.	BASIS OF PREPARATION

Statement of compliance

These unaudited condensed interim consolidated financial statements, including comparatives, have been prepared in accordance with both International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) as well as by International Accounting Standards (IAS) 34 Interim Financial Reporting. Omitted from these financial statements are certain information and note disclosures normally included in the annual financial statements. These financial statements and notes presented should be read in conjunction with the annual financial statements for the year ended December 31, 2024.

The accounting methods and principles of computation adopted in these financial statements are the same as those in annual consolidated financial statements for the year ended December 31, 2024.

The preparation of these unaudited condensed interim consolidated financial statements requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. The significant judgements made by management when applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company’s December 31, 2024 annual consolidated financial statements.

Basis of consolidation and presentation

These unaudited condensed interim consolidated financial statements of the Company have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit and loss, which are stated at their fair value. In addition, the condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for the statement of cash flows.

Capitalizing to intangible assets costs incurred on a new rugged device called the SD9 and the Company has an agreement in place with AT&T who provide subsidies when the Company reaches certain milestones. The funds received from AT&T reduces the total cost of intangible assets. In exchange for funds received from AT&T, the Company provides AT&T with exclusivity on the product until March 2027. Other new products under development are capitalized up until their fair value and will only be amortized upon available for use.

These unaudited condensed interim consolidated financial statements incorporate the financial statements of the Company and its wholly controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. These condensed interim consolidated financial statements include the accounts of the Company and its direct wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated.

The unaudited condensed interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

Name of Subsidiary	Place of Incorporation	Ownership
Queensgate Resources Corp.	British Columbia, Canada	100%
Queensgate Resources US Corp.	Nevada, USA	100%
Siyata Mobile (Canada) Inc.	British Columbia, Canada	100%
Siyata Mobile Israel Ltd.	Israel	100%
Signifi Mobile Inc.	Quebec, Canada	100%
ClearRF Nevada Ltd.	Nevada, USA	100%
Siyata PTT Incorporated	Cayman Islands	100%

7

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at June 30, 2025 and December 31, 2024 and for the six months ended June 30, 2025 and 2024

3.	LOANS FROM FINANCIAL INSTITUTIONS

	Factoring loan	PO Financing Loan	Jan 29, 2024 Loan	April 30, 2024 Loan	September 4, 2024 Loan	December 2, 2024 Ballon Loan	December 2, 2024 Monthly Loan	Total

Opening Balance January 1, 2023	-		-					-
Change in factoring for the period	89,298							89,298
New loan advances								-
Loan repayments								-
Closing Balance December 31, 2023	89,298		-					89,298

Opening Balance January 1, 2024	89,298		-					89,298
Change in factoring for the period	647,860							647,860
New loan advances		920,041	200,000	125,000	200,000	100,000	50,000	1,595,041
Loan repayments			(258,440)	(133,599)			(6,866)	(398,905)
Interest included in repayments			58,440	39,519			3,113	101,072
Accrued interest expense					38,432	4,492		42,924
Closing Balance December 31, 2024	737,158	920,041	-	30,920	238,432	104,492	46,247	2,077,290

Opening Balance January 1, 2025	737,158	920,041	-	30,920	238,492	104,492	46,247	2,034,366
Change in factoring for the period								-
New loan advances								-
Loan repayments	(569,046)	(920,041)		(33,832)	(270,039)	(99,587)	(41,194)	(1,933,738)
Interest included in repayments				2,912	104,492	27,579	13,223	118,246
Accrued interest expense								-
Closing Balance June 30, 2025	168,112	-	-	-	-	32,484	18,277	218,873

(a)

On January 29, 2024, the Company entered into a securities purchase agreement (the “January Purchase Agreement”) with an institutional investor pursuant to which the Company issued an unsecured promissory note in the principal amount of $230,750, with a stated maturity date of November 15, 2024. The gross proceeds to the Company from the exercise totalled approximately $195,000, prior to deducting legal and diligence expenses and agent fees/expenses. The Note’s interest of 5.48% monthly and outstanding principal shall be paid in ten consecutive monthly payments, each in the amount of $25,844 (a total payback of $258,440) commencing on February 15, 2024. The loan was fully repaid prior to December 31, 2024.

On April 30, 2024, the Company entered into a securities purchase agreement with an institutional investor where the Company issued an unsecured promissory note in the principal amount of $150,150, with a stated maturity date of February 28, 2025. The Note’s interest of 5.79% monthly and outstanding principal shall be paid in ten consecutive monthly payments commencing on May 30, 2024, each in the amount of $ $16,817 (a total payback of combined principal and interest in the amount of $168,169). The note was fully repaid during the three months ended March 31, 2025.

On September 4, 2024, the Company issued an unsecured promissory note in the principal amount of $200,000, with a stated maturity date of June 28, 2025. The note carried monthly interest of 4.49%, with a balloon payment of $175,542 made on February 28, 2025, followed by four monthly payments of $23,630.78 commencing March 28, 2025 (total repayment of $270,065). The note was fully repaid by June 30, 2025, and had no outstanding balance.

(b)	On December 2, 2024, the Company issued an unsecured promissory note in the principal amount of $100,000, with a stated maturity date of September 30, 2025. The note carries monthly interest of 4.49%, with a payment of $87,771.42 made on May 30, 2025, followed by four monthly payments of $11,815.39 commencing June 30, 2025 (total repayment of $135,033). As of June 30, 2025, the outstanding balance was $32,485.

(c)	Also on December 2, 2024, the Company issued an unsecured promissory note in the principal amount of $50,000, with a stated maturity date of September 30, 2025. The note carried monthly interest of 6.22%, with ten monthly payments of $6,865.60 commencing December 30, 2024 (total repayment of $68,656). A repayment of $41,194 was made during the period ended June 30, 2025. As of June 30, 2025, the outstanding balance was $18,277.

(d)	The Company maintains a purchase order financing line of credit of $2,000,000, used to issue letters of credit to foreign contract manufacturers. As of June 30, 2025, the outstanding balance of unfunded letters of credit was $1,290,000. Letters of credit loans totalling $NIL (December 31, 2024-$920,041) were funded and outstanding. The December 31, 2024 letter of credit loans were fully repaid during the period. The PO financing loans are guaranteed by both the CEO and CFO of the Company.

8

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at June 30, 2025 and December 31, 2024 and for the six months ended June 30, 2025 and 2024

4.	SALES OF FUTURE RECEIPTS

	June 30, 2025	December 31, 2024
Sale of Future Receipts payable
Opening Balance January 1	$1,688,435	$1,467,899
Payment received in the period	$4,050,000	$1,478,776
Repayments in receipts in the period	$(6,072,750)	$(3,564,283)
Interest expense for the period	$607,598	$2,306,044
Closing Balance-End of Period -	$273,283	$1,688,435

During the period ended June 30, 2025 and the year ended December 31, 2024, the Company entered into multiple agreements for the sale of future receipts with the same purchaser. Under the terms of these agreements, the Company received advances in exchange for a percentage of its future revenues, with specified repayment terms and interest rates, as follows:

(a) On January 31, 2024, the Company entered into an agreement to sell future receipts in the amount of $489,331. The Company received net proceeds of $323,632 after transaction fees. The advance was repayable in weekly instalments of $17,476 over 28 weeks, accruing interest at a rate of 3.1% per week. This agreement was fully repaid as of September 30, 2024.

(b) On March 26, 2024, the Company entered into an agreement to sell future receipts in the amount of $2,920,000, which included the rollover of the remaining balance of the December 2023 agreement. The Company received net proceeds of $401,143 after transaction fees. The advance was repayable in weekly instalments of $100,690 over 28 weeks, accruing interest at a rate of 3.2% per week. As of October 16, 2024, the outstanding principal balance was $NIL.

(c) On October 16, 2024, the Company entered into an agreement to sell future receipts in the amount of $1,920,050, which included the rollover of the remaining balance of the March 2024 agreement. The total repayment amount was $2,803,273, payable in weekly instalments of $50,000 for 10 weeks followed by $104,694 for 22 weeks, accruing interest at a rate of 3.2% per week. As of December 31, 2024, the outstanding principal balance was $1,688,435. During the period January 1, 2025 to June 30, 2025, the Company repaid a total of $2,472,750 of which $679,598 was interest expense and the repayment of principal of $1,793,152. The principal balance of this sale of future receipts at June 30, 2025 is $NIL.

(d) During the six months ended June 30, 2025, the Company entered into weekly revolving agreements for a $200,000 sale of future receipts, accruing interest at a rate of 2% per week, which was repaid weekly in the amount of $204,000 which was $200,000 of principal and $4,000 of interest expense. Over a nineteen-week period, the sum of these sale of future receipts totalled $3,800,000, and the sum of the repayments of these future receipts was $3,872,000 of which $3,800,000 was principal repayments and $72,000 was interest expense. The principal balance of this sale of future receipts at June 30, 2025 is $NIL.

(e) On May 21, 2025, the Company entered into an agreement for the sale of future receipts in the amount of $250,000. The net proceeds received on this date were $250,000. Interest expenses for the period were $38,750 and repayment of principal of $16,747 during the period. The principal balance of this sale of future receipts at June 30, 2025 is $273,283.

Each of these agreements are collateralized by 15% of the Company’s future revenues until repayment in full and secured by a security interest in the Company’s present and future accounts receivable.

9

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at June 30, 2025 and December 31, 2024 and for the six months ended June 30, 2025 and 2024

5.	WARRANT AND PREFERRED SHARE LIABILITIES

(a)	Warrant Liability

The warrants are determined to be a liability based on the following:

Based on the terms of the warrants outstanding, the Holder may elect to receive common shares for the warrants exercised in lieu of a cash payment for such exercise. The cashless exercise provision takes into consideration the market price of the Company’s stock at the time of the election and the exercise price of the warrant. If the Holder chooses the cashless exercise option, the Company will deliver a variable number of shares, since the number of shares will vary depending on the share price. As the Company will issue a variable number of shares under the cashless exercise option this would result in the settlement failing to meet the ‘fixed-for-fixed’ requirement in paragraph 16(b)(ii) of IAS 32, as such these warrants are classified as a financial liability.

The pre-funded warrants on the date of any issuances, before any reverse stock splits, has both a $0.01 exercise price and a cashless exercise resulting in these prefunded warrants not meeting the ‘fixed-for-fixed’ as such, are classified as a financial liability.

The balance of the warrant liability is as follows:

	Warrants January 11, 2022		Pre-funded warrants October 31, 2023		Regular warrants April 9, 2024		Prefunded warrants May 10 2024		Regular warrants June 5 2024		Prefunded warrants June 28 2024		Prefunded warrants August 15 2024		Total
	# of Units	Amount	# of Units	Amount	# of Units	Amount	# of Units	Amount	# of Units	Amount	# of Units	Amount	# of Units	Amount	# of Units	Amount
Balance, Dec 31, 2023	80	$3,158	206	153,275	0	0	0	0	0	0	0	0	0	0	286	156,433

Issuance of warrants					656	104,871	16,705	3,969,929	3,733	626,482	56,026	5,999,999	227,294	3,977,269	304,414	14,678,550
Exercise of pre-funded warrants															-	-
Exercise of warrants April 11, 2024			(150)	(85,320)											(150)	(85,320)
Exercise of Warrants May10-29							(16,705)	(6,445,594)							(16,705)	(6,445,594)
Extinguishment of warrant liability (June 5, 2024)					(656)	(312,983)									(656)	(312,983)
Exercise of Warrants July 1-26, 2024											(56,026)	(5,583,735)			(56,026)	(5,583,735)
Extinguishment of warrant liability July 11, 2024									(3,733)	(1,602,021)					(3,733)	(1,602,021)
Exercise of Warrants August 15-Sep 10, 2024													(227,294)	(3,724,084)	(227,294)	(3,724,084)
Change in fair value		(3,158)		(67,855)		82,361		(1,372,403)		975,539		(416,264)		(1,685,514)	-	(2,487,294)
Extinguishment of warrant liability															-	-
Day 1 loss						125,751		3,848,068						1,432,329	-	5,406,148
Balance, December 31, 2024	80	$-	56	100	-	-	-	-	-	-	-	-	-	-	136	100

Balance, June 30, 2025	80	$-	56	100	-	-	-	-	-	-	-	-	-	-	136	100

There were no changes to the warrant liability between December 31, 2024 and June 30, 2025.

10

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at June 30, 2025 and December 31, 2024 and for the six months ended June 30, 2025 and 2024

5.	WARRANT AND PREFERRED SHARE LIABILITIES (Cont’d)

(b)	Preferred Share Liability

The preferred shares are classified as a liability due to the following:

In applying the guidance under IAS 32.16(b)(i), management needs to ascertain if there is a contractual obligation to deliver a variable number of shares to the Holder. If the Holder exercises the conversion option, the Company is required to deliver common shares based on the conversion price that also takes into consideration the Company’s stock price on certain trading days immediately prior to the date of such exercise. As the conversion price would result in the Company issuing variable number of equity instruments upon the exercise of the conversion option, the Preferred Stock fails to meet the criteria requirement in paragraph 16(b)(i) of IAS 32, as such, these Preferred Stock are classified as a financial liability.

The balance of the Preferred Share Liability is as follows:

		Pref share
Class C Preferred Share Activity	# of Units	Liability $
Opening Balance January 1, 2025	909	$1,069,413
Issuances for the period	540	635,294
Redemptions and conversion	(1,234)	(1,452,571)
Closing Balance June 30, 2025	215	$252,136

Refer to Note 15 Subsequent Events for class C preferred share activity after June 30, 2025 and until the date of this report.

6.	SHARE CAPITAL

(a)	Authorized Unlimited number of common shares without par value

As at June 30, 2025, the Company had 12,066,616 common shares issued and outstanding (December 31, 2024 – 787,733).

As of the date of issuance of these financial statements, total outstanding common shares is 12,387,223. See Note 15 Subsequent events for common share activity subsequent to the period end.

During the six months ended June 30, 2025, the Company issued 10,467,140 common shares under the Equity Line of Credit for total proceeds of $22,993,267.

During the six months ended June 30, 2025, holders of 1,025 Class C preferred shares converted their shares into 811,743 common shares of the Company. The Company credited $1,205,355 to share capital for the conversion. There was no gain or loss recognized on this transaction.

During the six months ended June 30, 2025, 209 Class C preferred shares were redeemed for proceeds of $209,000.

Common Share Activity January 1, 2025-June 30, 2025
	# of shares	$
Opening Balance January 1, 2025	787,733	104,916,071
Shares issued under the Equity Line of credit	10,467,140	22,993,267
Conversion of Class C preferred shares into common shares	811,743	1,206,355

Closing Balance June 30, 2025	12,066,616	$129,115,693

(b)	Authorized 2,000 Class “C” preferred shares without par value

As at June 30, 2025, the Company had 215 Class “C” preferred shares issued and outstanding (December 31, 2024 – 909).

As of the date of issuance of these financial statements, total outstanding Class “C” preferred shares is NIL. See Note 15, Subsequent events for Class “C” preferred share activity subsequent to the period end.

11

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at June 30, 2025 and December 31, 2024 and for the six months ended June 30, 2025 and 2024

6.	SHARE CAPITAL (Cont’d)

(c)	Common and preferred share transactions

Transactions for the six months ended June 30, 2025 are as follows:

a)

On January 6, 2025, the Company filed an amendment to its Registration Statement on Form F-1 (File No. 333-282880) (the “Prior Registration Statement”) to increase the number of common shares offered under the Equity Line of Credit originally registered on November 14, 2024. The amendment registered an additional 111,891 common shares, representing no more than 20% of the maximum aggregate offering price set forth in the Calculation of Registration Fee table included in the Prior Registration Statement.

During the six months ended June 30, 2025, the Company issued 646,154 common shares pursuant to put notices under this equity line of credit facility, generating net proceeds of $1,332,989 after deducting brokerage commissions and legal fees. As of June 30, 2025, the facility had been fully utilized.

b)

On January 21, 2025, the Company issued a final prospectus of a registered offering of 2,739,296 common shares for an amount of up to $18,000,000 for an Equity Line of Credit (“ELOC2”) with one investor, Hudson Global Ventures, LLC. The Company also issued as a commitment fee a total of 540 Class C preferred shares of the Company to this investor, of which 100,000 common shares to be issued on the conversion of these preferred shares are registered. These 540 commitment shares were recorded as a liability at its fair value of $635,294 and recorded as a finance fee expense in the period.

During the six months ended June 30, 2025, an institutional investor converted 325 of the 540 outstanding Class “C” Commitment Preferred Shares into 99,723 shares of the Company’s common stock. In connection with the conversion, the Company credited $382,353 to share capital. No gain or loss was recognized upon conversion. As of June 30, 2025, 215 Class “C” Commitment Preferred Shares remained outstanding.

On April 29, 2025, the Company filed an amendment to the Equity Line of Credit agreement originally dated January 14, 2025, to increase the total number of common shares issuable thereunder by 20%. As a result, the maximum number of common shares issuable under the facility increased by 547,859 shares, from 2,739,296 to 3,287,155 shares.

During the six months ended June 30, 2025, the Company issued a total of 3,287,155 common shares pursuant to put notices under the amended Equity Line of Credit agreement (“ELOC2”), generating gross proceeds of $5,511,200, net of brokerage commissions and legal fees.

c)	During the three months ended March 31, 2025, the Company redeemed 209 Class “C” Commitment Preferred Shares for total cash disbursements of $209,000. In connection with the redemption, the Company reduced the warrant liability by $245,882, representing the fair value of the associated warrants, and recognized a gain on derivative instruments of $36,882.

d)	On May 10, 2025, the Company entered into a registered equity line of credit agreement with a single institutional investor, providing for aggregate gross proceeds of up to $12,811,735, representing approximately 11,000,000 shares of the Company’s common stock. Under the terms of the agreement, the Company may issue put notices to the investor to purchase shares, subject to a beneficial ownership limitation of 4.99%. The purchase price per share is equal to 87.5% of the lesser of (i) the closing price of the common stock on the trading day immediately preceding the issuance of the put notice, or (ii) the lowest closing price during the three trading days following the issuance of the put notice. From the date of effectiveness through June 30, 2025, the Company issued 4,926,642 common shares under this facility for net proceeds of $12,482,382.

e)	On May 9, 2025, an investor converted 126 Class “C” Commitment Preferred Shares, with a stated value of $126,000, into 180,645 shares of the Company’s common stock. The Company credited $148,235 to share capital, representing the fair value of the converted preferred shares, and reduced the preferred share liability by the same amount. No gain or loss was recognized on the conversion.

f)	On May 9, 2025, an investor converted 273 Class “C” Commitment Preferred Shares, with a stated value of $273,000, into 391,397 shares of the Company’s common stock. The Company credited $321,176 to share capital, representing the fair value of the converted preferred shares, and reduced the preferred share liability by the same amount. No gain or loss was recognized on the conversion.

g)	On May 12, 2025, an investor converted 8 Class “C” Commitment Preferred Shares, with a stated value of $8,000, into 11,469 shares of the Company’s common stock. The Company credited $9,412 to share capital, representing the fair value of the converted preferred shares, and reduced the preferred share liability by the same amount. No gain or loss was recognized on the conversion.

h)	On June 13, 2025, the Company entered into a second registered equity line of credit agreement with an institutional investor, providing for aggregate gross proceeds of up to $3,702,515, representing approximately 1,754,745 shares of the Company’s common stock. The terms of the agreement are consistent with the May 10, 2025, facility, including the 4.99% beneficial ownership limitation and pricing formula. On June 30, 2025, the Company filed an amendment to this agreement to increase the number of shares issuable under the facility by 20%, resulting in an increase of 350,949 shares, for a new total of 2,105,694 shares. From the date of effectiveness through June 30, 2025, the Company issued 2,042,789 common shares under this facility for net proceeds of $3,666,694.

i)	As of June 30, 2025, the Company had subscription receivables totaling $3,691,280 related to common shares issued prior to period end. These amounts were received subsequent to June 30, 2025 and are presented as a separate component of shareholders’ equity.

Transactions subsequent to the six months ended June 30, 2025 see Subsequent Events Note 15.

12

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at June 30, 2025 and December 31, 2024 and for the six months ended June 30, 2025 and 2024

6.	SHARE CAPITAL (Cont’d)

(d)	Stock options

The Company has a shareholder-approved “rolling” stock option plan (the “Plan”) in compliance with Nasdaq policies. Under the Plan the maximum number of shares reserved for issuance may not exceed 15% of the total number of issued and outstanding common shares at the time of granting. The exercise price of each stock option shall not be less than the market price of the Company’s stock at the date of grant, less a discount of up to 25%. Options can have a maximum term of ten years and typically terminate 90 days following the termination of the optionee’s employment or engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted.

A summary of the Company’s stock option activity is as follows:

	Number of Stock Options	Weighted Average Exercise Price
Outstanding options, December 31, 2023	12	$38,903
Granted	-	-
Expired/Cancelled	(1)	2,268
Outstanding options, December 31, 2024	11	$250,855
Granted	-	-
Expired/Cancelled	-	-
Outstanding options, June 30, 2025	11	$250,855

(e)	Stock options (cont’d)

As at June 30, 2025 stock options outstanding are as follows:

Grant Date	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Expiry date	Remaining contractual life (years)

15-Nov-20	1	1	756,000.00	15-Nov-30	5.38
15-Nov-20	1	1	756,000.00	15-Nov-25	0.38
13-Apr-22	6	6	138,600.00	13-Apr-27	1.79
12-Jul-22	3	3	138,600.00	12-Jul-25	0.03
Total	11	11	$250,854.55		1.51

Transactions for the six month period ended June 30, 2024 are as follows:

●	One option outstanding with a weighted average exercise price of $378,000 per option expired on January 15, 2024;

There were no transactions for the six month period ended June 30, 2025.

13

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at June 30, 2025 and December 31, 2024 and for the six months ended June 30, 2025 and 2024

6.	SHARE CAPITAL (Cont’d)

(f)	Restricted share units

The Company approved on February 14, 2022, the addition of the issuance of restricted share units to the existing executive stock option plan.

A summary of the Company’s restricted share unit activity during the six month period ended June 30, 2025 is as follows:

	Number of RSU’s	Weighted Average Issue Price
Outstanding RSU, December 31, 2023	24	$132,353
Granted	-	-
Exercised/cancelled	-	-
Outstanding RSU, December 31, 2024	24	$132,353
Granted	-	-
Exercised/cancelled	-	-
Outstanding RSU, June 30, 2025	24	$132,353

There were no transactions for the six months ended June 30, 2025 and 2024.

As at June 30, 2025 restricted stock options outstanding are as follows:

Grant Date	Number of RSU’s outstanding	Number of RSU’s exercisable	Weighted Average Issue Price
9-Mar-22	17	17	$129,780
13-Apr-22	7	7	$138,600

Outstanding RSU, June 30, 2025	24	24	$132,353

14

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at June 30, 2025 and December 31, 2024 and for the six months ended June 30, 2025 and 2024

6.	SHARE CAPITAL (Cont’d)

(g)	Agents’ options

A summary of the Company’s agent options activity is as follows:

	Number of options	Weighted average exercise price
Outstanding agent options, December 31, 2023	103	$4,986
Expired	(2)	144,900
Outstanding agent options, December 31, 2024	101	35,641
Expired	-	-
Outstanding agent options, June 30, 2025	101	$35,641

As at June 30, 2025 agent options outstanding are as follows:

Grant Date	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Expiry date	Remaining contractual life (years)

29-Sep-20	1	1	$831,600	28-Sep-25	0.25
29-Sep-20	2	2	$863,100	28-Sep-25	0.25
11-Jan-22	3	3	$318,780	11-Jan-27	1.53
31-Oct-23	95	95	$901	31-Oct-28	3.34
Total Agent options	101	101	$35,641		3.19

There were no transactions for the six months ended June 30, 2025 and 2024.

(h)	Share purchase warrants

A summary of the Company’s share purchase warrant activity is as follows:

	Number of Warrants	Weighted average exercise price
Outstanding, December 31, 2023	310	$162,220
Granted	300,681	$1,231
Expired	(10)	$1,449,000
Exercised/Exchanged	(300,831)	$640
Outstanding, Dec 31, 2024	150	$235,121
Granted	-	$-
Expired	-	$-
Outstanding, June 30, 2025 and date of MD&A	150	$235,121

At June 30, 2025 the share purchase warrants outstanding are as follows:

Grant Date	Number of Warrants outstanding and exercisable	Exercise Price	Expiry date
29-Sep-20	14	863,100	28-Sep-25
11-Jan-22	80	289,800	10-Jan-27
31-Oct-23	56	13	none
Total	150	$235,121

There were no transactions for the six month period ended June 30, 2025 and 2024.

15

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at June 30, 2025 and December 31, 2024 and for the six months ended June 30, 2025 and 2024

7.	COST OF SALES

(in thousands)	Six months ended June 30, 2025	Six months ended June 30, 2024	Three months ended June 30, 2025	Three months ended June 30, 2024
Inventory expensed	$3,461	$2,704	$1,735	$1,373
Royalties	41	114	(34)	83
Other expenses	174	371	36	238
Total	$3,676	$3,189	$1,737	$1,694

8.	SELLING AND MARKETING EXPENSES

(in thousands)	Six months ended June 30, 2025	Six months ended June 30, 2024	Three months ended June 30, 2025	Three months ended June 30, 2024
Salaries and related expenses	$1,723	$1,589	$830	$739
Advertising and marketing	211	434	127	191
Travel and conferences	304	79	143	24
Total	$2,238	$2,102	$1,100	$954

9.	GENERAL AND ADMINISTRATIVE EXPENSES

(in thousands)	Six months ended June 30, 2025	Six months ended June 30, 2024	Three months ended June 30, 2025	Three months ended June 30, 2024
Salaries and related expenses	$674	$445	$419	$298
Professional services	415	346	149	158
Consulting and director fees	784	568	476	281
Travel	91	76	42	27
Office and general	514	484	220	215
Regulatory and filing fees	114	71	40	36
Shareholder relations	48	82	23	18
Total	$2,640	$2,072	$1,369	$1,033

16

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at June 30, 2025 and December 31, 2024 and for the six months ended June 30, 2025 and 2024

10.	FINANCIAL INSTRUMENTS

The fair values of the Company’s cash, trade and other receivables, accounts payable and accrued liabilities and long-term debt, approximate carrying value, which is the amount recorded on the consolidated statement of financial position.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company places its cash with institutions of high creditworthiness. Management has assessed there to be a low level of credit risk associated with its cash balances.

The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers the demographics of the Company’s customer base, including the default risk of the industry and country in which customers operate, as these factors may have an influence on credit risk. Approximately 48% of the Company’s revenue for the six months ended June 30, 2025 (June 30, 2024 -25%) is attributable to sales transactions with a single customer.

The Company has established a credit policy under which each new customer is analyzed individually for creditworthiness before the Company’s standard payment and delivery terms and conditions are offered. The Company’s review includes external ratings, when available, and in some cases bank references. Purchase limits are established for each customer, which represents the maximum open amount without requiring approval from the Risk Management Committee; these limits are reviewed quarterly. In prior years, certain key customers were offered extended payment terms on their purchases due to slow down from Covid-19 and budget approvals for government tenders.

As a result, the Company had customers with overdue receivables on their books which resulted in the Company taking a bad debt provision on these overdue receivables which amounted to $68,499 at June 30, 2025 (June 30, 2024 - $18,858).

17

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at June 30, 2025 and December 31, 2024 and for the six months ended June 30, 2025 and 2024

10.	FINANCIAL INSTRUMENTS (Cont’d)

More than 78% (2024 – 50%) of the Company’s customers have been active with the Company for over four years. The allowance for doubtful accounts of $68,499 (2024 - $36,973) has been recognized as an expense in the year incurred. In monitoring customer credit risk, customers are grouped according to their credit characteristics, including whether they are an individual or legal entity, whether they are a wholesale, retail or end-user customer, geographic location, industry, aging profile, maturity, and the existence of previous financial difficulties. Trade and other receivables relate mainly to the Company’s wholesale customers. Customers that are graded as “high risk” are placed on a restricted customer list and monitored by the Company.

The carrying amount of financial assets represents the maximum credit exposure, notwithstanding the carrying amount of security or any other credit enhancements.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company examines current forecasts of its liquidity requirements so as to make certain that there is sufficient cash for its operating needs, and it is careful at all times to have enough unused credit facilities so that the Company does not exceed its credit limits and is in compliance with its financial covenants (if any). These forecasts take into consideration matters such as the Company’s plan to use debt for financing its activity, compliance with required financial covenants, compliance with certain liquidity ratios, and compliance with external requirements such as laws or regulation.

The Company uses activity-based costing to cost its products and services, which assists it in monitoring cash flow requirements and optimizing its cash return on investments. Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 90 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

With the exception of employee benefits, the Company’s accounts payable and accrued liabilities have contractual terms of 90 days. The employment benefits included in accrued liabilities have variable maturities within the coming year.

18

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at June 30, 2025 and December 31, 2024 and for the six months ended June 30, 2025 and 2024

10.	FINANCIAL INSTRUMENTS (Cont’d)

Market risk

a)	Currency Risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

b)	Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in interest rates. The Company’s sensitivity to interest rates is inherently involved in the calculation of the fair value of the warranty liability which is revalued based on changes in parameters such the prevailing interest rate.

c)	Price Risk

The Company is exposed to price risk with respect to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. The Company closely monitors individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

11.	RELATED PARTY TRANSACTIONS

Key Personnel Compensation

Key management personnel includes those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors and corporate officers. The remuneration of directors and key management personnel for the three and six months ended June 30, 2025 and 2024 are as follows:

	(in thousands)
Payments to key management personnel	Three months ended June 30		Six months ended June 30
	2025	2024	2025	2024
Salaries, consulting and directors’ fees	$572,215	$401,653	$863,049	$783,646
Share-based payments	-	63,680	1,010	153,239
Total	$572,215	$465,333	$864,059	$936,885

19

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at June 30, 2025 and December 31, 2024 and for the six months ended June 30, 2025 and 2024

11.	RELATED PARTY TRANSACTIONS (Cont’d)

Salaries, consulting and directors’ fees shown above are classified within profit and loss as shown below:

		(in thousands)
Type of Service	Nature of Relationship	Three months ended June 30		Six months ended June 30
		2025	2024	2025	2024
Selling and marketing expenses	VP Technology/VP Sales International	109	148	149	261
General and administrative expense	Companies controlled by the CEO, CFO and Directors	463	$254	715	523

12.	SEGMENTED INFORMATION

The Company is domiciled in Canada, and it operates and produces its income primarily in Israel, Europe and North America. The Company operates as a single segment being the sale of cellular-based communications products.

The Company’s entity-wide disclosures include disaggregated information about product sales, geographical areas, and major customers.

Revenue by geographical area information is shown below:

	Three months ended June 30,		Six months ended June 30,
(in thousands)	2025	2024	2025	2024

USA	1,493	1,047	3,368	2,121
Canada	221	216	390	368
EMEA	321	628	745	1,759
Total	2,035	1,891	4,503	4,248

20

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at June 30, 2025 and December 31, 2024 and for the six months ended June 30, 2025 and 2024

12.	SEGMENTED INFORMATION (Cont’d)

Non-current asset geographic area information is shown below:

(in thousands)	June 30, 2025	December 31, 2024

Long-term receivable total	$198	$182
Canada	-	-
EMEA	198	182

Right of use asset total	$436	$582
Canada	137	192
EMEA	299	390

Equipment total	$145	$158
Canada	-	-
EMEA	145	158

Intangibles total	$9,052	$8,285
Canada	-	-
EMEA	9,052	8,285

Product information is shown below:

Revenue by product line for the three and six months ended June 30,

	Three months ended June 30		Six months ended June 30
(in thousands)	2025	2024	2025	2024
Cellular boosters and related accessories	202	404	469	620
Rugged devices and related accessories	1,833	1,487	4,034	3,629
Total	2,035	1,891	4,503	4,249

21

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at June 30, 2025 and December 31, 2024 and for the six months ended June 30, 2025 and 2024

13.	SUPPLEMENTAL INFORMATION WITH RESPECT TO CASH FLOWS

	Six months ended June 30
	2025	2024
Change in non-cash working capital:
Trade and other receivables	$646,096	$(346,400)
Prepaids Expenses	(545,914)	(2,214,559)
Inventory	2,394,751	1,244,872
Advances to suppliers	(855,841)	157,083
Accounts payable and accrued liabilities	(3,024,344)	638,096
Deferred revenue	-	1,157
	$(1,385,252)	$(519,751)

During the six months ended June 30, 2025, the Company paid $1,048,614 (June 30, 2024 - $ 926,037) in interest and $Nil (June 30, 2024 - $nil) in income taxes.

14.	CONTINGENCIES

On October 22, 2024 the Company was served with a lawsuit from one of its suppliers demanding an amount of $457,477.91 for services rendered to the Company. The Company has reached an informal agreement as of June 30 ,2025 and signed a final settlement agreement on July 25, 2025. Under this agreement, the Company will pay $8,333 per month for 24 months (a total of $200,000) to settle this claim. The remaining balance over-accrued in previous periods of $254,000 was included in income in the period as a change in reserve for claims. Thus the balance of contingencies at June 30, 2025 is $NIL.

15.	SUBSEQUENT EVENTS DURING AND AFTER THE REPORTING PERIOD

1.	On July 7, 2025, the Company issued from open equity lines of credit, put notices for a total of 12,364 common shares for net proceeds of $34,235.

2.	On July 9, 2025, the Company repaid the balance of the Sale of future receipts outstanding at June 30, 2025 in the amount of $273,283.

3.	On July 14, 2025, the ramming balance of 215 Class “C” preferred shares, that were outstanding as of June 30, 2025, were converted into 308,243 common shares of the Company. The company reduced the preferred share liability by $252,136 and credited share capital for the same amount resulting in no gain nor loss on the transaction.

4.	A significant transaction was initiated prior to the reporting date. On February 26, 2025, Siyata Mobile Inc. (the “Company”) entered into a Merger Agreement with Core Gaming, Inc., a Delaware corporation. Pursuant to the Merger Agreement, the parties intend to carry out the following transactions: Core Gaming Inc. will merge with and into a Merger Sub, with Core Gaming Inc. continuing as the surviving entity and becoming a wholly owned subsidiary of the Company. This transaction represents a reverse takeover, whereby Core Gaming Inc.’s shareholders will become the majority owners, holding approximately 90% of the outstanding shares, while the Company’s legacy shareholders will retain approximately 10% of the merged entity. As of the date of this report, the transaction has not yet been completed.

In exchange for the outstanding shares of Core Gaming Inc. common stock, the Company will issue common shares to the shareholders of Core Gaming Inc. based on an exchange ratio calculated as $160,000,000 divided by the volume-weighted average closing price of the Company’s common shares on the Nasdaq Stock Market LLC for the 10-day trading period immediately preceding the effective time of the Merger. On the Closing Date (as defined in the Merger Agreement), the Parties will cause a certificate of merger (the “Certificate of Merger”) to be executed and filed with the Secretary of State of Delaware. The Merger will become effective on the date and time specified in the Certificate of Merger (the “Effective Time”); and at the Effective Time, all assets, properties, rights, privileges, powers, and franchises of the Core Gaming and the Merger Sub will vest in the Company as the surviving corporation in the Merger.

The board of directors of Purchaser at the Effective Time will consist of five members, four of whom will be designated by the majority shareholders of the Company (former Core Gaming Inc. Shareholders) and one of whom will be Marc Seelenfreund. The officers of the Company at the Effective Time will be Aitan Zacharin as the Chief Executive Officer and Gerald Bernstein as the Chief Financial Officer. The Merger Agreement provides that, to the extent permitted and in accordance with applicable law, none of the PTT Subsidiaries (the legacy assets and liabilities of the Company prior to the merger as defined in the Merger Agreement) will have a board of directors and Marc Seelenfreund will be the sole officer of each of the PTT Subsidiaries, with full executive power and authority to operate the PTT Retained Business (as defined in the Merger Agreement).

To date the merger has not been consummated.

22